EXHIBIT 99.1

130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

September 27, 2011	No. 11-16

Avalon reports on Yellowknife plane crash survivors

Toronto, ON –Avalon Rare Metals Inc. (TSX and NYSE Amex: AVL) (“Avalon” or the “Company”) is pleased to report on the status of its three staff members and four visitors who were injured in the crash of the Arctic Sunwest Twin Otter floatplane in Yellowknife last week. All three staff members have now been discharged from hospital and are recovering from their relatively minor injuries. All are expected to be on intermittent or light duty for periods ranging from 1-4 weeks. Otherwise, Avalon’s business operations are now returning to normal.

Two of the four passengers who were visitors to the site have also been discharged from hospital after receiving treatment for minor injuries and have returned home. The two other visitors are still hospitalized recovering from surgery to repair more serious injuries, but are expected to be able to return home in the near future.

Don Bubar, President and CEO said, “I am thankful and relieved that the injuries suffered were not a lot more serious and that our employees are well on their way to making a full recovery. I also want to extend my sincere gratitude to the many Yellowknife residents who rushed to assist the injured at the accident scene. Their quick response and unselfish actions helped prevent a bad situation from getting worse.”

Company representatives attended a memorial service held on Sunday night in Yellowknife for the two deceased pilots, Trevor Jonasson and Nicole Stacey. At the service, the following message from the Company was read to the attendees: “For the family and friends of Trevor and Nicole, the management, staff and Board of Avalon Rare Metals Inc. would like to pass along their deepest condolences for this untimely and tragic loss of life.  In those final moments before the crash, we know that both Trevor and Nicole took whatever actions they could to save the lives of all on board and for this we will be forever grateful to them.  Please know that our heartfelt thoughts and prayers are with you during this extremely difficult time.”

The charter aircraft was flying back from Avalon’s Thor Lake exploration camp when it crashed into Yellowknife’s Old Town neighbourhood.  The three company employees – Brian Chandler, Chief Operating Officer, David Swisher, Vice-President Operations, and Kelly Cumming, Northern Relations Manager - and four visitors were returning from a tour of Avalon’s Nechalacho Rare Earth Deposit, approximately 100 kilometres east of Yellowknife.

The cause of the crash is presently under investigation by the Transportation Safety Board (“TSB”). The Company is providing its full co-operation with the TSB’s investigation.

About Avalon Rare Metals Inc. (TSX and NYSE-Amex: AVL)

Avalon Rare Metals Inc. is a mineral exploration and development company focused on rare metals deposits in Canada. Its flagship project, the 100%-owned Nechalacho Deposit, Thor Lake, NWT, is emerging as one of the largest undeveloped rare earth elements resources in the world. Its exceptional enrichment in the more valuable 'heavy' rare earth elements, which are key to enabling advances in green energy technology and other growing high-tech applications, is one of the few potential sources of these critical elements outside of China, currently the source of 95% of world supply. Avalon is well funded, has no debt and its work programs are progressing steadily. Social responsibility and environmental stewardship are corporate cornerstones. Avalon's performance on community engagement in the north earned it the 2010 PDAC Environmental and Social Responsibility Award.

General corporate information can be found at www.avalonraremetals.com.  Media inquiries should be directed to Don Bubar, President & CEO at 416-364-4938.